Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2023 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS

Record Revenues, Annual Income from Operations and Net Income

WATERLOO, Ontario — March 1, 2023 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2023 fourth quarter (Q4FY23) and year (FY23) ended January 31, 2023. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We continue to invest in our Global Logistics Network to help our customers manage the complete lifecycle of their shipments in an efficient and sustainable manner,” said Edward J. Ryan, Descartes’ CEO. “We invest both organically and through acquisitions consistent with customer feedback on how we can deliver more value to them. Our recent acquisition of GroundCloud reflects our customer-focused investment strategy, adding a road safety compliance platform to help fleets meet delivery commitments efficiently with worker and community safety at the forefront.”

FY23 Financial Results

As described in more detail below, key financial highlights for Descartes’ FY23 included:

●	Revenues of $486.0 million, up 14% from $424.7 million in the same period a year ago (FY22);
●	Revenues were comprised of services revenues of $435.7 million (90% of total revenues), professional services and other revenues of $41.9 million (8% of total revenues) and license revenues of $8.4 million (2% of total revenues). Services revenues were up 15% from $378.5 million in FY22;
●	Cash provided by operating activities of $192.4 million, up 9% from $176.1 million in FY22;
●	Income from operations of $130.4 million, up 26% from $103.4 million in FY22;
●	Net income of $102.2 million, up 18% from $86.3 million in FY22. Net income as a percentage of revenues was 21%, compared to 20% in FY22;
●	Earnings per share on a diluted basis of $1.18, up 18% from $1.00 in FY22; and
●	Adjusted EBITDA of $215.2 million, up 16% from $185.7 million in FY22. Adjusted EBITDA as a percentage of revenues was 44%, consistent with FY22.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY23 and FY22 (dollar amounts in millions):

	FY23	FY22
Revenues	486.0	424.7
Services revenues	435.7	378.5
Gross margin	77%	76%
Cash provided by operating activities	192.4	176.1
Income from operations	130.4	103.4
Net income	102.2	86.3
Net income as a % of revenues	21%	20%
Earnings per diluted share	1.18	1.00
Adjusted EBITDA	215.2	185.7
Adjusted EBITDA as a % of revenues	44%	44%

Q4FY23 Financial Results

As described in more detail below, key financial highlights for Q4FY23 included:

●	Revenues of $125.1 million, up 11% from $112.4 million in the fourth quarter of fiscal 2022 (Q4FY22) and up 3% from $121.5 million in the previous quarter (Q3FY23);
●	Revenues were comprised of services revenues of $113.4 million (91% of total revenues), professional services and other revenues of $10.0 million (8% of total revenues) and license revenues of $1.7 million (1% of total revenues). Services revenues were up 14% from $99.5 million in Q4FY22 and up 3% from $110.1 million in Q3FY23;
●	Cash provided by operating activities of $50.6 million, up 11% from $45.5 million in Q4FY22 and down from $50.9 million in Q3FY23;
●	Income from operations of $33.6 million, up 29% from $26.0 million in Q4FY22 and down from $34.8 million in Q3FY23;
●	Net income of $29.8 million, up 55% from $19.2 million in Q4FY22 and up 12% from $26.5 million in Q3FY23. Net income as a percentage of revenues was 24%, compared to 17% in Q4FY22 and 22% in Q3FY23;
●	Earnings per share on a diluted basis of $0.34, up 55% from $0.22 in Q4FY22 and up 10% from $0.31 in Q3FY23; and
●	Adjusted EBITDA of $55.4 million, up 11% from $50.1 million in Q4FY22 and up 2% from $54.5 million in Q3FY23. Adjusted EBITDA as a percentage of revenues was 44%, compared to 45% in both Q4FY22 and Q3FY23.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4	Q3	Q2	Q1	Q4
	FY23	FY23	FY23	FY23	FY22
Revenues	125.1	121.5	123.0	116.4	112.4
Services revenues	113.4	110.1	109.4	102.8	99.5
Gross margin	77%	77%	77%	76%	76%
Cash provided by operating activities	50.6	50.9	46.4	44.4	45.5
Income from operations	33.6	34.8	31.5	30.6	26.0
Net income	29.8	26.5	22.9	23.1	19.2
Net income as a % of revenues	24%	22%	19%	20%	17%
Earnings per diluted share	0.34	0.31	0.27	0.27	0.22
Adjusted EBITDA	55.4	54.5	54.0	51.2	50.1
Adjusted EBITDA as a % of revenues	44%	45%	44%	44%	45%

“We believe we have a solid platform for continued growth and acquisitions, with the experience and capital capacity to add more solutions for our growing community of shippers, carriers and logistics services providers,” said Allan Brett, Chief Financial Officer. “Our business continues to have good operating leverage as we grow our community and, while acquisitions can impact that operating leverage from time to time, we anticipate continuing to run in the range of 40-45% of Adjusted EBITDA as a percentage of revenues in fiscal 2024.”

Credit Facility

On December 7, 2022, we amended our senior secured revolving credit facility to extend the maturity date from January 2024 to December 2027. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term. The total available amount under the facility of $350.0 million remains unchanged and with the approval of the lenders, the credit facility can be expanded to a total of $500.0 million.

Acquisition of Supply Vision

On January 5, 2023, Descartes acquired all of the shares of Trans-Soft, LLC, doing business as Supply Vision (“Supply Vision”), a provider of shipment management solutions for North American logistics services providers. The purchase price for the acquisition was approximately $12.0 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $3.0 million based on Supply Vision achieving revenue-based targets over the first two years post-acquisition.

Cash Position

At January 31, 2023, Descartes had $276.4 million in cash. Cash increased by $39.0 million in Q4FY23 and increased $63.0 million in FY23. The table set forth below provides a summary of cash flows for Q4FY23 and FY23 in millions of dollars:

	Q4FY23	FY23
Cash provided by operating activities	50.6	192.4
Additions to property and equipment	(1.6)	(6.1)
Acquisitions of subsidiaries, net of cash acquired	(11.6)	(115.6)
Payment of debt issuance costs	(1.1)	(1.1)
Issuances of common shares, net of issuance costs	0.1	1.7
Payment of contingent consideration	—	(5.2)
Effect of foreign exchange rate on cash	2.6	(3.1)
Net change in cash	39.0	63.0
Cash, beginning of period	237.4	213.4
Cash, end of period	276.4	276.4

Acquisition of GroundCloud

On February 14, 2023, Descartes acquired all of the shares of Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), a cloud-based provider of final-mile carrier solutions and road safety compliance tools. The purchase price for the acquisition was approximately $138.0 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $80.0 million based on GroundCloud achieving revenue-based targets over the first two years post-acquisition.

Conference Call

Descartes’ executive management team will hold a conference call to discuss the company’s financial results at 5:30 p.m. ET on Wednesday, March 1. Designated numbers are +1 416 764 8658 or +1 888 886 7786 for North America Toll-Free, using Passcode 28780842#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until March 8, 2023, by dialling +1 416 764 8692 or Toll-Free for North America using +1 877 674 7070 with Playback Passcode: 6167133#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq: DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:

Laurie McCauley +1-519-746-6114 x202358

investor@descartes.com

Safe Harbor Statement

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes’ expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the war in Ukraine and the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes’ solutions; growth of Descartes’ Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current war in Ukraine and the COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes’ continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes’ continued ability to identify and source attractive and executable business combination opportunities; Descartes’ ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ most recently filed Management’s Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2022 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our audited Consolidated Statements of Operations for FY23 and FY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY23	FY22
Net income, as reported on Consolidated Statements of Operations	102.2	86.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.2	1.1
Investment income	(4.5)	(0.3)
Income tax expense	31.5	16.3
Depreciation expense	5.2	5.1
Amortization of intangible assets	60.2	59.1
Stock-based compensation and related taxes	13.9	11.6
Other charges	5.5	6.5
Adjusted EBITDA	215.2	185.7

Revenues	486.0	424.7
Net income as % of revenues	21%	20%
Adjusted EBITDA as % of revenues	44%	44%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY23, Q3FY23, Q2FY23, Q1FY23, and Q4FY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY23	Q3FY23	Q2FY23	Q1FY23	Q4FY22
Net income, as reported on Consolidated Statements of Operations	29.8	26.5	22.9	23.1	19.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(2.8)	(1.1)	(0.5)	(0.2)	(0.1)
Income tax expense	6.3	9.0	8.8	7.4	6.7
Depreciation expense	1.4	1.3	1.3	1.2	1.3
Amortization of intangible assets	14.3	14.7	16.1	15.1	15.0
Stock-based compensation and related taxes	3.6	3.6	3.8	2.9	2.9
Other charges	2.5	0.2	1.3	1.4	4.8
Adjusted EBITDA	55.4	54.5	54.0	51.2	50.1

Revenues	125.1	121.5	123.0	116.4	112.4
Net income as % of revenues	24%	22%	19%	20%	17%
Adjusted EBITDA as % of revenues	44%	45%	44%	44%	45%

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	276,385	213,437
Accounts receivable (net)
Trade	45,173	41,705
Other	11,658	14,075
Prepaid expenses and other	24,676	21,974
Inventory	759	868
	358,651	292,059
OTHER LONG-TERM ASSETS	22,247	18,652
PROPERTY AND EQUIPMENT, NET	11,434	10,817
RIGHT-OF-USE ASSETS	6,774	10,571
DEFERRED INCOME TAXES	11,483	14,962
INTANGIBLE ASSETS, NET	229,808	229,609
GOODWILL	675,647	608,761
	1,316,044	1,185,431
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	10,569	10,566
Accrued liabilities	80,309	56,442
Lease obligations	3,397	4,029
Income taxes payable	7,536	5,616
Deferred revenue	67,784	56,780
	169,595	133,433
LONG-TERM DEBT	—	—
LEASE OBLIGATIONS	3,923	7,382
DEFERRED REVENUE	1,615	1,920
INCOME TAXES PAYABLE	6,120	7,354
DEFERRED INCOME TAXES	35,400	35,523
	216,653	185,612

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,820,100 at January 31, 2023 (January 31, 2022 – 84,756,210)	538,448	536,297
Additional paid-in capital	486,551	473,303
Accumulated other comprehensive income (loss)	(30,456)	(12,393)
Retained earnings	104,848	2,612
	1,099,391	999,819
	1,316,044	1,185,431

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2023	2022	2021

REVENUES	486,014	424,690	348,664
COST OF REVENUES	113,326	101,810	89,910
GROSS MARGIN	372,688	322,880	258,754
EXPENSES
Sales and marketing	56,573	46,895	38,785
Research and development	70,353	62,570	54,066
General and administrative	49,710	44,454	36,267
Other charges	5,441	6,428	2,335
Amortization of intangible assets	60,177	59,099	55,905
	242,254	219,446	187,358
INCOME FROM OPERATIONS	130,434	103,434	71,396
INTEREST EXPENSE	(1,167)	(1,123)	(1,186)
INVESTMENT INCOME	4,461	299	159
INCOME BEFORE INCOME TAXES	133,728	102,610	70,369
INCOME TAX EXPENSE
Current	28,248	14,814	3,746
Deferred	3,244	1,514	14,523
	31,492	16,328	18,269
NET INCOME	102,236	86,282	52,100
EARNINGS PER SHARE
Basic	1.21	1.02	0.62
Diluted	1.18	1.00	0.61
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,791	84,591	84,360
Diluted	86,451	86,200	85,756

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2023	2022	2021
OPERATING ACTIVITIES
Net income	102,236	86,282	52,100
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,225	5,129	5,757
Amortization of intangible assets	60,177	59,099	55,905
Stock-based compensation expense	13,667	11,017	6,313
Other non-cash operating activities	53	308	207
Deferred tax expense	3,244	1,514	14,523
Changes in operating assets and liabilities:	7,793	12,789	(3,575)
Cash provided by operating activities	192,395	176,138	131,230
INVESTING ACTIVITIES
Additions to property and equipment	(6,071)	(4,829)	(3,759)
Acquisition of subsidiaries, net of cash acquired	(115,561)	(90,278)	(48,403)
Cash used in investing activities	(121,632)	(95,107)	(52,162)
FINANCING ACTIVITIES
Proceeds from borrowings on the credit facility	—	—	10,196
Credit facility and other debt repayments	—	(1,068)	(10,793)
Payment of debt issuance costs	(1,118)	(72)	(40)
Issuance of common shares for cash, net of issuance costs	1,730	2,656	6,194
Payment of contingent consideration	(5,215)	—	—
Cash (used in) provided by financing activities	(4,603)	1,516	5,557
Effect of foreign exchange rate changes on cash held	(3,212)	(2,771)	4,633
Increase in cash	62,948	79,776	89,258
Cash, beginning of year	213,437	133,661	44,403
Cash, end of year	276,385	213,437	133,661